Exhibit 99.1

NICE Appoints New Chairman of the Board

Ra’anana, Israel, February 13, 2013 - NICE Systems (NASDAQ: NICE) today announced the appointment of David Kostman, a Board member, as Chairman of the Board of Directors, replacing Ron Gutler. Mr. Gutler, who has been a board member since 2001, and Chairman since 2002, has stepped down to take on other interests.

"After 12 years at NICE and ending another successful year, I felt it was the right time to step down and pursue other interests. I am very proud of what NICE has achieved during my tenure as Chairman: the significant growth in revenue and profitability, its domain expertise and market leadership. I am confident that the Company has built itself a solid foundation on which it will continue to prosper for many years and wish David and the company great success in the future,” said Ron Gutler.

“On behalf of the Board, I would like to thank Ron for his contribution to the growth and success of NICE during the past 12 years. I am excited to have the opportunity to serve NICE as its new Chairman and help drive the Company’s continued success,” said David Kostman, Chairman of the Board of NICE Systems.

Mr. Kostman has a long and diversified experience as an investment banker, corporate executive and entrepreneur: Mr. Kostman has served on the board of NICE Systems from 2001 to mid-2007 and from mid-2008 to date. Mr. Kostman was an investment banker at Lehman Brothers from 1994 to 2000 and from 2006 to March 2008, most recently as Managing Director, head of the Global Internet Group, focusing on the technology, internet and media sectors.  From 2003 to 2006, Mr. Kostman was the Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a multi hundred million dollar division of publicly traded Delta Galil Industries, a global private label apparel provider. Between 2000 and 2002, Mr. Kostman was the Chief Operating Officer and President of the International Division of Verticalnet, a NASDAQ listed, business-to-business Internet company. Since 2007, Mr. Kostman is the co-founder and Chairman of two companies, Nanoosh, an organic fast casual restaurant chain, and Leisure Class, a company focused on tourist services.

Mr. Kostman served on the board of directors of Retalix LTD until its recent sale to NCR.  He also served on the board of several privately owned technology, internet and apparel companies. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Gutler and Kostman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.